                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                 CONRAIL INC.
                          (Name of Subject Company)

                         NORFOLK SOUTHERN CORPORATION
                       ATLANTIC ACQUISITION CORPORATION
                                  (Bidders)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 208368 10 0
                    (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                NOT AVAILABLE
                    (CUSIP Number of Class of Securities)

                             JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                          TELEPHONE: (757) 629-2750
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                               with a copy to:
                            RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000
                          CALCULATION OF FILING FEE

  TRANSACTION VALUATION*       AMOUNT OF FILING FEE**
      $11,165,630,500                $2,233,127

* For purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares"), and Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares"), of Conrail Inc. (the "Company") at $100 net per share in cash. According to information included in the Solicitation/Recommendation Statement on Schedule 14D-9, dated October 16, 1996, filed by the Company with the Securities and Exchange Commission, on October 10, 1996, 80,178,281 Common Shares and 9,571,086 ESOP Preferred Shares were outstanding and 5,951,461 Common Shares were reserved for issuance pursuant to the Company's Long-Term Incentive Plans. Also according to such Schedule 14D-9, pursuant to a Stock Option Agreement, dated as of October 14, 1996, by and between the Company and CSX Corporation ("CSX"), the Company has granted CSX the option to purchase in certain circumstances up to 15,955,477 Common Shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Atlantic Acquisition Corporation for such number of Shares.

[ ]* Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:        Not applicable      Filing Party:      Not applicable
Form or Registration No.:      Not applicable      Date Filed:        Not applicable

CUSIP NO. 208368 10 0                                              PAGE 1 OF 2

                                    14D-1

 1. NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                NORFOLK SOUTHERN CORPORATION (E.I.N.: 52-1188014)
-----------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                (b) [X]
-----------------------------------------------------------------------------
 3. SEC USE ONLY
-----------------------------------------------------------------------------
 4. SOURCE OF FUNDS
                 BK, WC
-----------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) or 2(f)                                              [ ]
-----------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
                 Virginia
-----------------------------------------------------------------------------
 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0
-----------------------------------------------------------------------------
 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
    SHARES                                                          [ ]
-----------------------------------------------------------------------------
 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 0.0%
-----------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON
                 HC and CO
-----------------------------------------------------------------------------

CUSIP NO. 208368 10 0                                              PAGE 2 OF 2

                                    14D-1

 1. NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 ATLANTIC ACQUISITION CORPORATION (E.I.N.: Applied For)
-----------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                (b) [X]
-----------------------------------------------------------------------------
 3. SEC USE ONLY
-----------------------------------------------------------------------------
 4. SOURCE OF FUNDS
                 AF
-----------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) or 2(f)                                              [ ]
-----------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
                 Pennsylvania
-----------------------------------------------------------------------------
 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 100 Common Shares
-----------------------------------------------------------------------------
 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
    SHARES                                                          [ ]
-----------------------------------------------------------------------------
 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 0.0%
-----------------------------------------------------------------------------
10. TYPE OF REPORTING PERSON
                 CO
-----------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is Conrail Inc., a Pennsylvania corporation (the "Company"). The address of the Company's principal executive offices is 2001 Market Street, Two Commerce Square, Philadelphia,
Pennsylvania 19101-1417.

   (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by Atlantic Acquisition Corporation ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Parent"), to purchase all outstanding shares of (i) Common
Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A
ESOP Convertible Junior Preferred Stock, without par value (the "ESOP
Preferred Shares" and, together with the Common Shares, the "Shares"), of the Company, including, in each case, the associated Common Stock Purchase
Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $100 per Share, net to the tendering shareholder in cash. According to information included in the Solicitation/Recommendation Statement on Schedule 14D-9, dated October 16,
1996, filed by the Company with the Securities and Exchange Commission, on October 10, 1996, 80,178,281 Common Shares and 9,571,086 ESOP Preferred
Shares were outstanding and 5,951,461 Common Shares were reserved for issuance pursuant to the Company's Long-Term Incentive Plans. Also according to such Schedule 14D-9, pursuant to a Stock Option Agreement, dated as of October 14, 1996, by and between the Company and CSX Corporation ("CSX"), the Company has granted CSX the option to purchase in certain circumstances up to 15,955,477 Common Shares. The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

   (c) The information set forth under "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d); (g) This Statement is being filed by Purchaser and Parent. The information set forth under "Introduction" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

   (e)-(f) During the last five years, neither Purchaser, Parent nor any persons controlling Purchaser, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   (a)-(b) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations," "Certain Information Concerning the Company" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(b) The information set forth under "Introduction" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   (a)-(e) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company" and "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" in the Offer to Purchase is incorporated herein by reference.

   (f)-(g) The information set forth under "Introduction" and "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a)-(b) The information set forth under "Introduction," and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth under "Introduction," "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth under "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth under "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   (a) Not applicable.

   (b)-(c) The information set forth under "Introduction" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth under "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

   (e) The information set forth under "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)  (1) Offer to Purchase, dated October 24, 1996.
        (2) Letter of Transmittal.
        (3) Notice of Guaranteed Delivery.
        (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
        (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
        (7) Text of Press Release issued by Norfolk Southern Corporation on October 23, 1996.
        (8) Summary Advertisement dated October 24, 1996.
        (9) Text of Press Release issued by Norfolk Southern Corporation on October 24, 1996.
       (10) Text of a presentation made to the financial community beginning October 24, 1996.

   (b) (1) Commitment Letter dated October 22, 1996 from Morgan Guaranty Trust Company of New York, J.P. Morgan Securities Inc., Merrill Lynch Capital Corporation and Merrill Lynch & Co. to Norfolk Southern Corporation.

   (c)  (1) Form of Voting Trust Agreement.

   (d)       Not applicable.

   (e)       Not applicable.

   (f)       Not applicable.

   (g) (1) Complaint filed by Norfolk Southern Corporation, Atlantic Acquisition Corporation and Kathryn B. McQuade against Conrail Inc., CSX Corporation et. al. (dated October 23, 1996, United States District Court for the Eastern District of Pennsylvania).

                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 1996
                                            NORFOLK SOUTHERN CORPORATION

                                            By: /s/ JAMES C. BISHOP, JR.
                                                -----------------------------
                                                Name: James C. Bishop, Jr.
                                                Title:   Executive Vice
                                                President --Law




                                            ATLANTIC ACQUISITION CORPORATION

                                            By: /s/ JAMES C. BISHOP, JR.
                                                -----------------------------
                                                Name: James C. Bishop, Jr.
                                                Title:  Vice President and
                                                General Counsel

                                EXHIBIT INDEX

   EXHIBIT
   NUMBER                                                                                       PAGE
-----------  ------------------------------------------------------------------------------  --------
     (a)     (1) Offer to Purchase, dated October 24, 1996.
             (2) Letter of Transmittal.
             (3) Notice of Guaranteed Delivery.
             (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                 Nominees.
             (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.
             (6) Guidelines for Certification of Taxpayer Identification Number on
                 Substitute Form W-9.
             (7) Text of Press Release issued by Norfolk Southern Corporation on
                 October 23, 1996.
             (8) Summary Advertisement dated October 24, 1996.
             (9) Text of Press Release issued by Norfolk Southern Corporation on
                 October 24, 1996.
             (10) Text of a presentation made to the financial community beginning
                  October 24, 1996.
     (b)     (1) Commitment Letter dated October 22, 1996 from Morgan Guaranty Trust
                 Company of New York, J.P. Morgan Securities Inc., Merrill Lynch Capital
                 Corporation and Merrill Lynch & Co. to Norfolk Southern Corporation.
     (c)     (1) Form of Voting Trust Agreement.
     (d)         Not applicable.
     (e)         Not applicable.
     (f)         Not applicable.
     (g)     (1) Complaint filed by Norfolk Southern Corporation, Atlantic Acquisition
                 Corporation and Kathryn B. McQuade against Conrail Inc., CSX Corporation
                 et. al. (dated October 23, 1996, United States District Court for the
                 Eastern District of Pennsylvania).